QNB CORP.

2026 EMPLOYEE STOCK PURCHASE PLAN

1.   **PURPOSE**. The purpose of the QNB Corp. 2026 Employee Stock Purchase Plan is to provide an incentive for Eligible Employees to remain in the employ of the Corporation and to devote their best efforts to its success by affording such employees an opportunity to acquire the Corporation's Common Stock in a convenient and advantageous manner and to maintain a proprietary interest in the Corporation. The Plan is intended to be an "Employee Stock Purchase Plan", pursuant to Section 423 of the Code. The provisions of the Plan shall, accordingly, be construed so as to extend and limit participation in a manner consistent with the requirements of that section of the Code.

2.   **DEFINITIONS**. Whenever used in the Plan:
   (a) "Alternative Offering Price" means 90% of the Fair Market Value of Common Stock on the last day of the Offering Period (November 30 or May 31) next following the beginning of the Offering Period.

   (b) "Beneficiary" means the person designated by an Eligible Employee, in accordance with Section 11(e), to make the elections prescribed in Section 11(d) in the event of such Eligible Employee's death.

   (c) "Board" means the Board of Directors of QNB Corp.

   (d) "Code" means the Internal Revenue Code of 1986, as amended.

   (e) "Committee" means the Committee of officers appointed by the Corporation's Board of Directors. The initial members of the Committee shall be David W. Freeman, President and Chief Executive Officer, Jeffrey Lehocky, Chief Financial Officer, and Suzanne Weisberg, Corporate Secretary.

   (f) "Common Stock" means the Common Stock, par value $.625 per share, of the Corporation, adjusted in accordance with Section 17 of the Plan.

   (g) "Compensation" means the Eligible Employee's wages, salaries, fees for professional services and other amounts received for professional services actually rendered in the course of employment with the Corporation to the extent that the amounts are includible in gross income (including but not limited to, commissions paid to salesmen, compensation for services on the basis of percentage of the profits, commissions on insurance premiums, tips, bonuses, fringe benefits, and reimbursements or other expense allowances under a non-accountable plan (as described in Treasury Regulation 1.62-2(c)) for a Plan Year.

   (h) "Corporation" means QNB Corp. and such of its Subsidiaries existing as of the effective date of the adoption of the Plan, or thereafter acquired, as may be designated from time to time by the Board.

   (i) "Disability" means total disability as defined in the long-term disability plan of the Corporation.

   (j) "Eligible Employee" means any person, including a Corporation officer, who is an employee of the Corporation for tax purposes and who is customarily employed for at least twenty (20) hours per week and has been continuously employed by the Corporation for at least one year preceding the Offering Date. Notwithstanding the foregoing, an employee shall be deemed to be continuously employment in the case of (i) a bona fide leave of absence (including sick leave, military leave, or any other bona fide leave of absence approved by the Plan Administrator), provided that such leave is for a period of not more than three months, unless reemployment upon the expiration of such leave is guaranteed by contract or statute; or (ii) transfers between locations of the Corporation or between the Corporation and its Subsidiaries.

(k) "Fair Market Value" means, with respect to a share of Common Stock on any relevant day, (a) if such Common Stock is traded on a national securities exchange, the closing price on such day, or if the Common Stock did not trade on such day, the closing price on the most recent preceding day on which there was a trade, (b) if such Common Stock is quoted on an automated quotation system, the closing price on such day, or if the Common Stock did not trade on such day, the mean between the closing bid and asked prices on such day, or (c) in all other cases, the "fair market value" as determined by the Compensation Committee in good faith and using such financial sources as it deems relevant and reliable (but in any event not less than fair market value within the meaning of Code Section 409A).

Notwithstanding any provision of the Plan to the contrary, no determination made with respect to the Fair Market Value of Common Stock subject to an option shall be inconsistent with Section 423 of the Code or regulations thereunder.

(l) "Offering Date" means each June 1 or December 1 during the term of the Plan, the days designated by the Board for any offering made under the Plan.

(m) "Offering Period" means the period of six (6) months for each offering made under the Plan commencing on each Offering Date, during which payroll deductions shall be made from the Compensation of Eligible Employees granted an option under the offering.

(n) "Offering Price" means the percentage, which must be at least 90%, as the Committee may determine in its discretion from time to time, of the Fair Market Value of Common Stock on an Offering Date (June 1 or December 1) of each year during the term of the Plan.

(o) "Plan" means the QNB Corp. 2026 Employee Stock Purchase Plan, as amended from time to time.

(p) "Plan Administrator" means the person or entity appointed by the Board to administer the Plan in accordance with Section 3.

(q) "Retirement" means retirement under the QNB Bank Retirement Savings Plan or any applicable pension plan of a Subsidiary.

(r) "Subsidiary" means a domestic or foreign subsidiary corporation of QNB Corp., of which not less than 50% of the voting shares are held by the Corporation or by a Subsidiary, whether or not such Corporation now exists or is hereafter organized or acquired by the Corporation or a Subsidiary.

3. **ADMINISTRATION**.

    (a) The Chief Financial Officer shall serve as Plan Administrator. Except where the Plan specifically reserves the determination of matters to the Board, the Plan shall be administered by the Plan Administrator. In addition to the Plan Administrator's duties with respect to the Plan stated elsewhere in the Plan, the Plan Administrator shall have full authority, consistently with the Plan, to interpret the Plan, to promulgate such rules and regulations with respect to the Plan as are deemed desirable and to make all other determinations necessary or desirable for the administration of the Plan. Except as provided in paragraph (b), all decisions, determinations and interpretations of the Plan Administrator shall be binding upon all persons participating in the Plan.

    (b) If a claim for benefits under the Plan is wholly or partially denied by the Plan Administrator, the claimant may request the Committee to review the denial of his or her claim. The Committee shall make a decision and furnish such decision to the claimant and the Plan Administrator within a reasonable period of time after the request for review is made. All decisions of the Committee shall be final and binding upon all persons participating in the Plan.

    (c) It is intended that the Plan shall constitute an "Employee Stock Purchase Plan" within the meaning of Section 423 of the Code. The Plan Administrator shall administer the Plan in such a manner as to carry out this intention.

4. **SHARES SUBJECT TO THE PLAN**. The aggregate number of shares of Common Stock that may be purchased pursuant to options granted under the Plan is 50,000 shares, subject to adjustment pursuant to Section 17. All options granted pursuant to the Plan shall be subject to the same rights and privileges. The shares of Common Stock delivered by the Corporation pursuant to the Plan may be previously issued shares reacquired by the Corporation or authorized but unissued shares. If any option expires or terminates for any reason without having been exercised in full, the shares covered by the unexercised portion of such option shall again be available for options within the limit specified above.

5. **OFFERINGS**. Subject to the provisions of the Plan, the Board shall from time to time in its discretion make offerings to Eligible Employees to purchase Common Stock under the Plan. The terms and conditions for each such offering shall specify the Offering Date, the Offering Price, the Offering Period and the number of shares of Common Stock that may be purchased under the offering. It is anticipated, but not required, that additional Offering Periods of six months each will be made under the Plan commencing on December 1 and June 1 of each year during the term of the Plan. The initial offering will commence on June 1, 2026.

6. **NUMBER OF SHARES EMPLOYEE MAY PURCHASE**.

    (a) Pursuant to any offering made under the Plan, and subject to the provisions of the Plan, no Eligible Employee may be granted an option to purchase shares of Common Stock under the Plan that would permit him or her to purchase shares of Common Stock that exceed $25,000 of Fair Market Value of such stock (determined at the time such option was granted) for each calendar year for which such option was outstanding. The Board may change from time to time the total dollar limit of shares that may be purchased by an Eligible Employee for each calendar year for which such option was outstanding, but not to exceed the limitations contained in Section 423 of the Code.

    (b) No Eligible Employee may be granted an option to purchase shares of Common Stock under the Plan if such Eligible Employee, immediately after the option is granted, would own stock possessing five (5) percent or more of the total combined voting power or value of all classes of stock of the Corporation or its Subsidiaries. For purposes of determining stock ownership under this paragraph, the rules of Section 424(d) of the Code shall apply and stock which the Eligible Employee may purchase under outstanding stock options shall be treated as stock owned by such Eligible Employee.

(c) The number of shares of Common Stock which an Eligible Employee may purchase in an offering under the Plan may be reduced if the offering is over-subscribed. No option granted under the Plan shall permit a Eligible Employee to purchase shares of Common Stock which, if added together with the total number of shares of Common Stock purchased by all other Eligible Employees in such offering would exceed the total number of shares of Common Stock remaining available under the Plan. If the Committee determines that, on a particular purchase date, the number of shares of Common Stock with respect to which options are to be exercised exceeds the number of shares of Common Stock then available under the Plan, the Corporation shall make a pro rata allocation of the shares of Common Stock remaining available for purchase in as uniform a manner as practicable and as the Committee determines to be equitable.

7. **METHOD OF PARTICIPATION**.
   (a) The Plan Administrator shall give notice to Eligible Employees of each offering of options to purchase shares of Common Stock pursuant to the Plan and the terms and conditions for each offering.

   (b) Each Eligible Employee who desires to accept all or any part of the option to purchase shares of Common Stock under an offering shall signify his or her election to do so by authorizing the Corporation, in the form and manner prescribed by the Plan Administrator, to make payroll deductions in any whole percentage of Compensation of at least 1 percent (1%) and not more than 5 percent (5%). Such election and authorization must be made at least 15 days prior to an Offering Period and shall continue in effect unless and until such Eligible Employee changes his or her payroll deductions or terminates his or her employment with the Corporation, as provided in Section 8 and 11 respectively.

   (c) The Board may change from time to time the minimum and maximum percentage limits of payroll deductions set forth in Section 7(b) of the Plan.

8. **PAYROLL DEDUCTIONS**.
   (a) The percentage of Compensation elected by each Eligible Employee for the purchase of shares of Common Stock covered by the option granted to such Eligible Employee in any offering shall be deducted during the Offering Period specified in the offering through regular payroll deductions, and shall be credited to an account maintained in his or her name. The percentage of Compensation so deducted may not be increased or decreased by the Eligible Employee at any time during the Offering Period except as provided in Sections 7(b) and 8(b) of the Plan. No interest shall accrue on or be payable with respect to the payroll deductions by each Eligible Employee of the Plan.

   (b) To the extent necessary to comply with the provisions of Section 423(b) of the Code, at any time during the Offering Period for any offering, an Eligible Employee granted an option to purchase shares of Common Stock under such offering may direct the Corporation to suspend further payroll deductions with respect to such option, in which case all payroll deductions with respect to such option shall cease as soon as administratively practical. In that event, any amounts already credited to his or her account during the Offering Period in which such suspension occurs shall be retained by the Corporation until the end of such Offering Period, at which time such amounts shall be used to purchase shares under the option in accordance with Section 9. An Eligible Employee who has suspended further payroll deductions may direct the Corporation to reinstate deductions at the next Offering Period. An Eligible Employee's election to suspend payroll deductions, or to reinstate deductions, shall be made by the filing of a notice with the Plan Administrator in the form and manner and within the time period prescribed by the Plan Administrator, and such changes shall be effective as soon as administratively practical.

9. **EXERCISE OF OPTIONS AND PURCHASE OF SHARES**.

    (a) Unless an Eligible Employee granted an option under any offering has subsequently suspended payroll deductions pursuant to Section 8, such option shall be deemed to have been exercised as of the last day of the Offering Period for such offering and shall become on such date an irrevocable obligation to purchase Common Stock in accordance with the provisions of the Plan. The number of shares of Common Stock purchased each Offering Period by each such Eligible Employee shall be determined by dividing (i) the amount (including all payroll deductions) accumulated in his or her account during such Offering Period by (ii) the lower of the Offering Price or the Alternative Offering Price, but in no event shall the aggregate number of shares purchased in any Offering Period exceed the maximum number of shares such Eligible Employee was entitled to purchase pursuant to the limitations provided in Section 6. The shares of Common Stock purchased by each such Eligible Employee pursuant to this Section 9 shall be credited to such Eligible Employee's account, and shall be held in such account until withdrawn, distributed or sold pursuant to Section 10, 11 or 19, whichever is applicable. Any dividends paid by the Corporation on shares credited to an Eligible Employee's account shall be paid in cash directly to the Eligible Employee.

    (b) If, with respect to any offering made under the Plan, the Eligible Employees participating in the offering become entitled at the end of the Offering Period to purchase more than the aggregate number of shares of Common Stock specified by the Board as available under the offering, number of shares of Common Stock purchased by each Eligible Employee shall be reduced proportionately so that the maximum number of available shares for the offering is not exceeded, and any amounts remaining in the accounts of Eligible Employees shall be refunded to each as soon as practicable thereafter.

10. **WITHDRAWAL OF SHARES**.

    (a) An Eligible Employee may, at any time, elect to withdraw part or all of the shares of Common Stock, except fractional shares, held in his or her account pursuant to Section 9. As soon as practicable thereafter, a certificate for the number of whole shares which such Eligible Employee has elected to withdraw shall be issued to him or her. No certificate for fractional shares shall be issued and the value of any such fractional shares, as determined by the Plan Custodian, shall be paid in cash.

    (b) An Eligible Employee's election to withdraw shares of Common Stock pursuant to paragraph (a) shall be made by the filing of a notice with the Plan Administrator in the form and manner prescribed by the Plan Administrator.

11. **RIGHTS UPON DEATH OR OTHER TERMINATION OF EMPLOYMENT**.

(a) If the employment of an Eligible Employee granted an option to purchase shares of Common Stock under any offering terminates during the Offering Period for such offering because of (i) death, (ii) Disability, or (iii) Retirement within three months of the end of the Offering Period, the Eligible Employee or, if applicable, such Eligible Employee's Beneficiary or estate representative, may elect to (i) cancel the option, in which event the Corporation shall distribute the balance in such Eligible Employee's account as soon as practicable thereafter, or (ii) exercise the semi-annual installment of the option for the Offering Period during which such termination of employment occurs, in which event any amounts already credited to such Eligible Employee's account during such Offering Period shall be retained by the Corporation until the end of such Offering Period, at which time such amounts shall be used to purchase shares under the option in accordance with Section 9, and as soon as practicable thereafter the Corporation shall distribute the balance of such account.

(b) If the employment of an Eligible Employee granted an option under any offering terminates for any reason other than death, Disability or Retirement within three month of the end of the Offering Period, the Corporation shall distribute such Eligible Employee's account as soon as practicable thereafter.

(c) If shares of Common Stock represent any portion of the balance in an Eligible Employee's account which is required to be distributed pursuant to paragraph (a) or (b) of this section, the Eligible Employee or, if applicable, such Eligible Employee's Beneficiary or estate representative, may elect to receive a distribution of such shares, in which event a certificate for such shares shall be issued, provided that no certificate for fractional shares shall be issued and the value of any remaining amounts, as determined by the Plan Custodian, shall be distributed in cash.

(d) An election pursuant to paragraph (a) or (c) of this section shall be made by the filing of a notice with the Plan Administrator in the form and manner and within the time period prescribed by the Plan Administrator. If no such notice is filed within the time period prescribed by the Plan Administrator, (i) in the case of the election provided in paragraph (a), the Corporation shall treat the option as canceled in accordance with subdivision (i) of that paragraph, and (ii) in the case of the election provided in paragraph (c), the Plan Custodian shall distribute certificates for the shares in accordance with that paragraph.

(e) Each Eligible Employee may designate a Beneficiary, in the form and manner prescribed by the Plan Administrator, to make the elections prescribed in paragraph (d) of the section in the event of such Eligible Employee's death. Such Beneficiary designation may be changed by the Eligible Employee at any time. If there is no valid Beneficiary designation at the time of the Eligible Employee's death (because the designated Beneficiary predeceased the Eligible Employee for any other reason), the election shall be made by the executor or administrator who is the representative of the Eligible Employee's estate.

12. **SHAREHOLDER RIGHTS**. An Eligible Employee granted an option to purchase shares of Common Stock under the Plan shall not be entitled to any rights as a shareholder with respect to any shares covered by such option until such shares shall have been registered on the transfer books of QNB Corp. in the name of such person.

13. **RIGHTS NOT TRANSFERABLE**. An Eligible Employee's rights under the Plan are exercisable, during his or her lifetime, only by such employee and may not be sold, pledged, assigned or transferred in any manner other than by will or the laws of descent and distribution. Any attempt to sell,

pledge, assign or transfer such rights shall be void and shall automatically cause the option held by the Eligible Employee to be terminated. In such event, any cash remaining in the account of such Eligible Employee shall be refunded to him or her.

14.   **NOTICE OF PREMATURE DISPOSITION**. If within two years after the date of grant of an option to an Eligible Employee under the Plan or within one year after the transfer of shares of Common Stock to such Eligible Employee on any exercise of the option, the Eligible Employee makes a disposition (as defined in Section 424(c) of the Code) of shares of such Common Stock, such Eligible Employee shall notify the Plan Administrator within 10 days after such disposition.

15.   **USE OF PROCEEDS**. The proceeds received by the Corporation from the sale by it of shares of Common Stock to persons exercising options pursuant to the Plan will be used for the general purposes of the Corporation.

16.   **LAWS, REGULATIONS AND LISTINGS**. All rights granted or to be granted to Eligible Employees under the Plan are expressly subject to all applicable laws and regulations and to the approval of all governmental authorities required in connection with the authorization, issuance, sale or transfer of the shares of Common Stock reserved for the Plan including without limitation, there being a current registration statement covering the offer of shares of Common Stock purchasable under options on the last day of the Offering Period applicable to such options. If a registration statement shall not then be effective, the term of such options and the Offering Period shall be extended until the first business day after the effective date of such registration statement, or post-effective amendment thereto, but in no event later than 27 months after the date such options were granted. In addition, all rights are subject to the due listing of such shares of Common Stock on any stock exchanges where the Common Stock is listed.

17.   **ADJUSTMENT UPON CHANGES IN CAPITALIZATION**. If there is a change in the number or kind of outstanding shares of Common Stock of QNB Corp., by reason of a stock dividend, stock split, reverse stock split, recapitalization, merger, consolidation, combination or reclassification of the Common Stock, including any change in the number of shares of Common Stock in connection with a change of domicile of the Corporation, or any increase or decrease in the number of shares of Common Stock effected without receipt of consideration by the Corporation, including the conversion of any convertible securities, appropriate adjustments shall be made by the Board to the number and kind of shares available for options, the Offering Price and Alternative Offering Price, and other relevant provisions, to the extent that the Board, in its sole discretion, determines that such change makes the adjustments necessary or equitable, which adjustments shall be final, binding and conclusive.

18.   **NO EMPLOYMENT RIGHTS**. Nothing in the Plan shall confer upon any employee of the Corporation any right to continued employment, or interfere with the right of the Corporation to terminate his or her employment at any time.

19.   **TERMINATION; AMENDMENTS**.
   (a) The Board may, at any time, terminate the Plan. Unless the Plan shall previously have been terminated by the Board, it shall terminate on May 31, 2031. No option may be granted after such termination. Upon termination of the Plan, shares of Common Stock held in the accounts of Eligible Employees shall be issued to them, and cash, if any, remaining in such accounts shall be refunded to them, unless such shares and cash are transferred to a successor plan, if any, at the election of the Eligible Employee.

   (b) The Board may, at any time or times, amend the Plan or amend any outstanding options or options for the purpose of satisfying the requirements of any changes in applicable laws or regulations or for any other purpose which at the time may be permitted by law.

(c) Except as provided in Section 17, no such amendment of the Plan shall, without the approval of the shareholders of QNB Corp. (which shall not occur more frequently than once every six months): (i) increase the maximum number of shares which may be purchased pursuant to options granted under the Plan; (ii) reduce the price at which shares of Common Stock subject to options granted under the Plan may be purchased; (iii) change the definition of Subsidiaries eligible to participate in the Plan; or (iv) materially increase the benefits accruing to participants in the Plan.

(d) No termination or amendment of the Plan shall, without the consent of an Eligible Employee, adversely affect the Eligible Employee's rights under any option previously granted under the Plan.

20.   **NOTICES.** All notices or other communications by a participant to the Corporation or to the Plan Administrator will be deemed to have been duly given when received in the manner and form specified by the Corporation or the Plan Administrator, whichever is applicable, at the location, or by the person, designated by the Corporation, or Plan Administrator, for the receipt thereof.

21.   **EFFECTIVE DATE**. The Plan shall become effective upon adoption by the Board; provided, however, that the Plan shall be submitted to the shareholders of QNB Corp. within 12 months of such adoption for approval in accordance with corporate law of the Commonwealth of Pennsylvania, and if not approved by such shareholders shall be of no force and effect.